UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON AUGUST 11TH, 2021

FINAL VOTING STATEMENT – DETAILED VERSION

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Voting Statement – Detailed Version (Annex I) of the Extraordinary Shareholders Meeting held on August 11th, 2021.

Rio de Janeiro (RJ, Brazil), August 11th, 2021.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex I

Final Voting Statement – Detailed Version

Legend
A - Approval
B - Rejection
C - Abstention

Participant	Votes	Agendas
		I	II
21614	9.700	A	A
7496	700	A	A
97538	10.840	A	A
10205	433	A	A
39332	5.300	A	A
26066	20.300	A	A
37806	683	A	A
40922	22.000	A	A
24528	244.100	A	A
14693	239.700	A	A
3879	48.663	A	A
36352	475.234	A	A
34461	33.746	A	A
32106	2.720	A	A
6239	29.800	A	B
34441	1.400	A	A
10705	38.100	A	A
23686	72.100	A	A
32893	4.900	A	A
37069	8.600	A	A
28558	1.911	A	A
27565	8.600	A	A
28396	7.100	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

32239	7.900	A	A
29702	49.700	A	A
13568	53.000	A	A
4440	53.600	A	A
32990	2.500	A	A
3897	9.700	A	A
23732	209.000	A	A
17056	356.900	A	A
39240	500	A	A
12823	90.900	A	A
9635	311.400	A	A
8945	48.396	A	A
10539	2.045	A	A
40147	78.800	A	A
22896	1.245.500	A	A
22896	287.000	A	A
22896	4.400	A	A
22896	2.200	A	A
22896	16.100	A	A
22896	488.100	A	A
22896	343.200	A	A
22896	1.201.400	A	A
31692	30.300	A	A
22896	136.900	A	A
17500	6.685	A	A
97539	8.172	A	A
7516	2.521	A	A
11075	4.500	A	A
5839	110.500	A	A
21192	163.564	A	A
16600	700	A	A
29183	13.500	A	A
23487	38.500	A	A
5838	208.500	A	B
15746	59.200	A	B
7104	278.330	A	B
15543	35.800	A	B
7977	14.100	A	B
13228	1.433.400	A	B

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

9343	112.000	A	B
41239	10.096	A	A
8840	22.400	A	A
5986	28.200	A	A
5479	346.368	A	A
5987	148.700	A	B
7536	65.600	A	A
24307	940.431	A	A
35803	1.365.800	A	A
5838	35.900	A	A
8601	601.384	A	A
9001	26.100	A	A
23307	19.700	A	A
20832	17.800	A	A
13032	17.300	A	A
36909	10.700	A	A
35612	400	A	A
11729	15.867	A	A
8268	1.555	A	A
27074	110	A	A
5838	13.536	A	A
7506	99.500	A	A
12219	120.400	A	A
31392	11.800	A	A
29054	44.700	A	A
21421	45.800	A	A
9299	9.641.764	A	A
31814	320.298	A	A
17288	25.700	A	A
9567	5.700	A	A
11386	13.300	A	A
30254	6.229	A	A
5838	228.658	A	A
12565	62.510	A	A
9330	9.495	A	A
9336	8.930	A	A
17911	100	A	A
7496	675.436	A	A
27866	512.083	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

27866	353.344	A	A
27866	36.952	A	A
7418	157.500	A	A
17181	5.300	A	A
16816	22.503	A	A
11052	23.500	A	A
31050	15.000	A	A
19754	476.262	A	A
16816	112.600	A	A
24779	40.061	A	A
29256	148.423	A	A
16878	5.300	A	A
5987	54.000	A	B
7140	2.013	A	A
35121	50.500	A	A
33476	772.600	A	A
33591	2.912.300	A	A
28788	94.765	A	A
27036	55.500	A	A
27880	128.600	A	A
28394	7.200	A	A
28990	74.677	A	A
31577	1.100	A	A
19413	152.448	A	A
28581	99.400	A	A
37311	9.900	A	A
38452	10.677	A	A
23952	1.700	A	A
18867	128.695	A	A
20813	1.204.150	A	B
37487	101.642	A	A
35828	2.730.258	A	A
13956	15.000	A	A
18372	70.000	A	B
34825	706	A	A
26589	65.800	A	A
5987	15.400	A	A
12972	581.600	A	A
11777	73.100	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

41222	17.600	A	A
5839	27.124	A	A
7140	31.662	A	A
28360	270	A	A
6943	277.700	A	A
13732	57.380	A	A
5839	31.589	A	A
16947	1.374.652	A	A
16947	136.014	A	A
97539	8.635	A	A
9620	54.422	A	A
24935	31.270	A	A
11841	235.888	A	A
9233	58.933	A	A
7622	315.377	A	A
21407	299.857	A	A
11184	1.200	A	A
12984	7.900	A	A
7096	5.147	A	A
35495	203.067	A	A
18138	3.213.333	A	A
6069	19.472	A	A
21141	13.600	A	A
7686	3.228	A	A
7658	12.512	A	A
11419	239.975	A	A
18138	99.427	A	A
19388	275.403	A	A
3370	166.622	A	A
10263	111.199	A	A
12984	54.198	A	A
12984	1.750	A	A
8703	13.945	A	A
9094	241.000	A	A
36249	10.700	A	A
4751	25.342	A	A
1643	51.200	A	A
41286	18.400	A	A
22011	63.700	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

8731	4.957	A	A
39514	400	A	A
7418	4.938	A	A
97539	1984	A	A
5501	22277775	A	-
5501	11387	B	-
5501	16554	C	-
5501	20931753	-	A
5501	1357359	-	B
5501	16604	-	C
31978	279512	A	A
28979	76.978	A	A
97539	4.329	A	A
13811	85.200	A	A
21980	79.000	A	A
27277	6.100	A	A
30918	37.972	A	A
41881	586	A	A
29264	2.494	A	A
37099	400	A	A
12094	36.998	A	A
20849	900	A	A
26160	11.300	A	A
9470	18.553	A	A
5479	521.505	A	A
5987	2.300	A	A
40364	3.700	A	A
29259	16.334	A	A
6541	9.634	A	A
42355	7.129	A	A
42355	2.356	A	A
5839	159.587	A	A
14988	425.600	A	B
33580	18.800	A	A
23155	9.100	A	A
8387	22.900	A	A
97539	787.400	A	A
29441	87.000	A	A
10661	2.900	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

14382	8.100	A	A
14382	25.700	A	A
41167	12.223	A	A
26431	44.400	A	A
11907	7.409	A	A
30769	9.336	A	A
17488	116.900	A	A
9048	534	A	B
7208	131.400	A	A
32894	95.600	A	A
8579	31.300	A	A
97539	23.600	A	A
5839	689.760	A	A
19874	157.900	A	A
9627	5.192	A	A
32106	20.356	A	A
15612	51.968	A	A
35847	4.707	A	A
38108	14.055	A	A
29733	27.444	A	A
38250	5.700	A	A
36521	2.000	A	A
19418	148.200	A	A
34427	10.421	A	A
15174	345.031	A	A
27945	15.859	A	A
27227	371.980	A	A
34617	15.008	A	A
39974	36.957	A	A
18454	105.593	A	A
5839	42.100	A	A
5479	122.647	A	B
8075	6.169	A	A
5840	7.156	A	A
29571	8.900	A	A
5839	5.000	A	A
5839	46.200	A	B
5839	1.800	A	A
13208	11.372	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

13812	5.799	A	A
11403	875.300	A	A
13909	283.100	A	A
10248	129.400	A	B
32101	5.997	A	A
25169	66.326	A	A
18822	26.500	A	A
97540	16.373	A	A
11100	203.104	A	B
18407	333.907	A	B
9294	49.099	A	B
41081	1.100	A	A
30463	36.600	A	B
5840	5.600.050	A	A
21265	67.410	A	B
15821	84.814	A	A
29197	14.773	A	A
13969	113.651	A	A
29726	62.796	A	A
17898	368.937	A	A
13549	1.231.835	A	A
35957	84.851	A	A
38281	15.318	A	A
28757	10.199	A	A
34309	44.433	A	A
32318	48.523	A	A
32064	1.661.898	A	A
32318	151.457	A	A
7279	8.668	A	A
10435	5.914	A	A
38661	3.721.336	A	A
5839	4.500	A	A
24569	2.931	A	A
19244	500	A	A
16565	187.541	A	A
15831	2.034.941	A	A
41632	2.034.941	A	A
26491	645.848	A	A
40386	87.974	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

12798	2.246.400	A	A
37013	38.112	A	A
15350	166.126	A	A
12808	3.402.185	A	A
13362	28.046	A	A
9349	43.500	A	A
10327	80.000	A	A
19910	3.100	A	A
5987	49.400	A	A
5839	981.677	A	A
35780	11.500	A	A
16990	56.900	A	A
11083	9.252	A	A
34708	25.100	A	A
20622	22.200	A	A
18830	8.800	A	A
97540	509.620	A	A
10916	320.518	A	B
33814	59.018	A	A
27109	7.900	A	A
30515	1.741	A	A
8360	48.036	A	A
7191	39.200	A	A
11311	116.436	A	A
9593	11.300	A	A
23572	1.900	A	A
9289	19.300	A	B
5840	264.840	A	A
7846	6.400	A	A
20196	295.900	A	A
7237	23.231	A	A
7418	92.300	A	A
7516	96.000	A	A
19410	5.900	A	A
35195	17.200	A	A
9367	1.900	A	A
9545	4.000	A	A
5840	23.400	A	A
5840	1.075.700	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

12068	2.271.100	A	A
31533	983.000	A	A
35957	13.320	A	A
31493	2.192.420	A	A
34431	165.500	A	A
10688	3.152	A	A
33600	50.000	A	A
35610	40.000	A	A
14258	43.600	A	A
11410	185.300	A	A
5449	23.137	A	A
5987	160.237	A	A
7247	24.500	A	B
7496	29.700	A	A
29322	1.855.333	A	A
35693	682.700	A	A
32329	67.217	A	A
41199	300	A	A
14541	81.901	A	A
26311	5.900	A	A
37113	4.700	A	A
97540	1.656.485	A	A
9559	63.121	A	A
30066	2.100	A	A
13455	56.139	A	A
14549	26.384	A	A
6046	525.308	A	B
5988	424.660	A	B
4745	94.019.178	A	A
21273	188.563	A	A
11704	9.600.000	A	A
10565	300	A	A
26773	74.700	A	A
16575	55.500	A	A
20057	34.700	A	A
39227	28.000	A	A
7152	164.700	A	A
32893	5.300	A	A
18961	412.400	A	A

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

19418	23.200	A	A
23922	11.100	A	A
30057	10.600	A	A
19530	605	A	A

Agenda:

I.       Approval of the proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of the Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company.

II.       Approval of the consolidation of the Company's Bylaws to incorporate the above changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.